CORRESP

300 Atlantic Street, Suite 702
Stamford, CT 06901
Office (203) 327-7050
Fax (203) 323-0461

VIA EDGAR

January 15, 2008

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Clean Diesel Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the period ended September 30, 2007
File Nos. 0-27432 and 001-33710

Dear Mr. Decker:

Clean Diesel Technologies, Inc. (“CDT,” “we,” “us,” “our” or the “Company”) is submitting this letter in response to your comment letter of January 2, 2008 with respect to the above-referenced filings of our annual report on Form 10-K and our quarterly report on Form 10-Q.  For your convenience, the text of your comment has been reproduced below.  Page numbers in our response refer to the page numbers in the filing.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements

Notes to the Financial Statements

Note 2.  Significant Accounting Policies, page 34

Revenue Recognition, page 35

We note your response to prior comment 5.  Please address the following:

•
You state that in most cases licensees must make additional investments to enable the capabilities of your patents, including significant engineering, sourcing of and assembly of multiple components. Please confirm that you are not involved in assisting the licensees in enabling the capabilities of your patents. For example, please confirm that you do not perform any of the services required to enable the capabilities of your patents. If so, tell us the nature of the services you perform as well as the time period over which they are typically performed;

United States Securities and Exchange Commission
January 15, 2008

We confirm that we are not involved in assisting our licensees in enabling the capability of our patents.  We also confirm that we do not perform for the licensee any of the services required to enable the capabilities of our patents.

•	Your disclosures state that revenue is recognized upon execution of the license agreement. Please confirm that this also represents the commencement of the license term;

We confirm that the execution of the license agreement represents the commencement of the license term.

•	Please clarify whether there is any stated license term. If there is a stated term, please tell us the typical period associated with the arrangements;

Typically, our license agreements provide the licensee the right to use the patented technologies.

We will ensure that our disclosure clearly states the term of the license period as follows:

For our existing ARIS licenses, the license term is the life of the patents, including four U.S. patents and numerous corresponding foreign patents that expire from April 2017 to October 2019.

•
Please clarify if the technology being conveyed to the licensee is delivered through some type of physical medium. If so, tell us what consideration is given to the delivery of this physical medium in your revenue recognition policy;

The technologies conveyed to our licensees comprise the right to use our patents and registered trademarks.  No physical medium is conferred to the licensee.

•
Please tell us the estimated life of the technology being licensed, specifically the time period over which you estimate it will provide benefits. Please tell us when the related patents will expire as well as whether it will be or can be renewed upon expiration. Please also tell us what consideration you gave to the expiration of the patent as well as technological obsolescence in arriving at an estimated life; and

Our recent license agreements convey the right to use four U.S. patents and the corresponding foreign patents and registered trademarks.  The U.S. patents expire March 2, 2017 to October 13, 2018 and the corresponding foreign patents expire March 31, 2018 to October 13, 2019.  The patents are amortized on a straight line basis over the remaining useful lives of the patents.  The patents may not be renewed.

We consider the life of our technologies to be commensurate with the remaining term of the patents.  Our technologies comprise technologies that have been asserted as the technologies of choice by various automotive original equipment manufactures (OEMs) to meet mandates to comply with upcoming regulatory requirements that go into effect in 2010 (EPA 2010).  Recent successes in our licensing efforts have endorsed the viability of our technologies, and we have no reason to believe that our patents are impaired.  We monitor evolving technologies in the automotive and other applicable industries to evaluate obsolescence of any of our patents.

United States Securities and Exchange Commission
January 15, 2008

•	Please confirm that there are no extended payment terms associated with these license agreements.

We confirm there are no extended payment terms associated with our license agreements.

*   *   *   *

In connection with responding to the Staff’s comments, we provide you with the following statements acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Kindly direct any questions regarding this letter to me at (203) 327-7050.

Sincerely,

/s/ Ann B. Ruple

Ann B. Ruple
Chief Financial Officer,
Vice President & Treasurer

cc:	Nudrat Salik
Division of Corporation Finance